UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BRISSET BEER INTERNATIONAL, INC.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

10973Y107
(CUSIP Number)

Stephane Pilon
Chief Executive Officer
370 Guy, Suite G9, Montreal, Quebec, Canada H3J-1S6

(514)-906-6851
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 10, 2014
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10973Y107
1.		NAME OF REPORTING PERSONS Sandberg International Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 375,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 375,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.72% (1)
14.		TYPE OF REPORTING PERSON CO

(1)	Based upon 3,608,000 shares of common stock outstanding as of December 29, 2015, as reported by the Issuer's transfer agent.

CUSIP No. 10973Y107
1.		NAME OF REPORTING PERSONS Patrick Wong I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 375,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 375,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.72% (1)
14.		TYPE OF REPORTING PERSON IN

(1)	Based upon 3,608,000 shares of common stock outstanding as of December 29, 2015, as reported by the Issuer's transfer agent.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Brisset Beer International, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 370 Guy, Suite G9, Montreal, Quebec, Canada H3J-1S6.

Item 2. Identity and Background

(a)           This Schedule 13D is being filed by Sandberg International Limited, incorporated in the British Virgin Islands (“Sandberg”), and Patrick Wong (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D.

(b)           The Reporting Persons’ business address is Units 3306-12, 33/F, Shui On Centre, Nos. 6-8 Harbour Road, Wanchai, Hong Kong.

(c)           The principal business of Sandberg is investor relations. Patrick Wong’s principal occupation is serving as President of Sandberg.

(d)           During the last five years, neither of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Patrick Wong is a citizen of Canada. Sandberg is incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

On November 10, 2014, the Issuer issued (i) 125,000 shares of Common Stock, (ii) a warrant to purchase 125,000 shares of Common Stock at an exercise price of $0.15 per share, expiring on June 30, 2019 and (iii) a warrant to purchase 125,000 shares of Common Stock at an exercise price of $0.25 per share expiring on June 30, 2020, pursuant to a service agreement with Sandberg.

Item 4. Purpose of Transaction

The Reporting Persons do not have any other plans or proposals that would relate to or result in any of the matters set forth below.

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the  present  board of  directors  or  management  of the Company,  including  any  plans or  proposals  to  change  the  number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)           Any  other  material  change  in the  Company's  business  or  corporate structure,  including  but  not  limited  to,  if  the  Company  is a  registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the  Investment Company Act of 1940;

(g)           Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of  securities  of the  Company to be  delisted  from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of  equity  securities  of the  Company  becoming  eligible  for termination  of  registration  pursuant to Section  12(g)(4)  of the  Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)           Sandberg and Patrick Wong are each deemed to be the beneficial owner of 375,000 shares of Common Stock, which includes an aggregate of 250,000 shares of Common Stock issuable within 60 days upon the exercise of warrants held by Sandberg, representing 9.72%, of the issued and outstanding Common Stock based upon 3,608,000 shares of Common Stock outstanding as December 29, 2015, as reported by the Issuer’s transfer agent.

(b)           Each of the Reporting Persons has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 375,000 shares of Common Stock.

(c)           During the past 60 days, the Reporting Persons affected no transactions in the Issuer’s Common Stock.

(d)           No other entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are held by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Item 3 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1
Service Agreement, dated November 10, 2014 between the Issuer and Sandberg International Limited (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2014)

Exhibit 2	Joint Filing Agreement, dated January 15, 2016 between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 15, 2016

SANDBERG INTERNATIONAL LIMITED

By: _/s/ Patrick Wong______
    Patrick Wong, President

_____/s/ Patrick Wong______
    Patrick Wong